SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.__)

INTERMETRO COMMUNICATIONS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

45882L 10 1
(CUSIP Number)

December 29, 2006
(Date of Event which Requires Filing This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed.

G	Rule 13d-1(b)
:	Rule 13d-1(c)
G	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP NO.	45882L 10 1

1	NAMES OF REPORTING PERSONS:
	David M. Marshall

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		11,645,199

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,645,199

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,645,199

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	15.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1(a)	Name of Issuer: InterMetro Communications, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:
2685 Park Center Drive, Bldg. A
Simi Valley, CA 93065

Item 2(a)	Name of Person Filing: David M. Marshall

Item 2(b)	Address: 11845 Olympic Blvd., Ste. 1125W, Los Angeles, CA 90064

Item 2(c)	Citizenship:	U.S.A.

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 45882L 10 1

Item 3	Statement filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): Not applicable.

Item 4(a)	Amount Beneficially Owned: See Exhibit A attached hereto and incorporated herein by this reference

Item 4(b)	Percent of Class: See Exhibit A attached hereto and incorporated herein by this reference.

Item 4(c)
On December 29, 2006 the reporting person entered into a voting  agreement with Charles Rice, chief executive officer of the Issuer, pursuant to which Mr. Rice had the right, until December 29, 2008, to vote 4 million shares beneficially owned by the reporting person on any matter submitted to the shareholders for a vote, and to vote all shares beneficially owned by the reporting person in the election of directors.  After December 29, 2008, the reporting person has the sole power to vote and to dispose of the securities listed on Exhibit A hereto.

Item 5	Ownership of Five Percent or Less of a Class: Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable

Item 8	Identification and Classification of Members of the Group: Not Applicable

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10
Certification:  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2009	/s/ David M. Marshall
David M. Marshall

  EXHIBIT A

BENEFICIAL HOLDINGS AT	NUMBER OF SHARES	NUMBER OF WARRANTS (1)	TOTAL SHARES AND WARRANTS	PERCENTAGE OWNERSHIP (2)
12/29/06	680,065(3)	373,441(3)
	478,240(4)	637,443(4)
648,588(5)
3,500,000(6)
			6,317,777	10.4% (8)
1/16/08	680,065(3)	373,441(3)
	478,240(4)	837,443(4)
648,588(5)
3,500,000(6)
			6,517,777	10.7% (9)
1/13/09	680,065(3)	373,441(3)
	2,547,240(4)	3,321,745(4)
648,588(5)
3,500,000(6)
			11,071,079	15.9% (10)
2/11/09	680,065(3)	373,441(3)
	2,747,240(4)	3,121,745(4)
648,588(5)
3,500,000(6)
73,000(7)
			11,144,079	16.1% (10)
2/20/09	680,065(3)	373,441(3)
	2,747,240(4)	3,121,745(4)
648,588(5)
3,500,000(6)
	199,120(7)		11,270,199	16.3% (10)
6/12/09	680,065(3)	373,441(3)
	3,122,240(4)	3,121,745(4)
648,588(5)
3,500,000(6)
199,120(7)
			11,645,199	15.9% (11)

(1)  All Warrants are exercisable within 60 days of the relevant date.
(2)  Calculated in accordance with Rule 13d-3.

(3)  Held by David Marshall, Inc., of which the reporting person is the sole shareholder.
(4)  Held by the David Marshall Profit Sharing Trust, of which the reporting person is the sole trustee and beneficiary.
(5)  Held by Glenhaven Corporation, of which the reporting person is the sole shareholder.
(6)  Held by Santa Monica Capital, LLC, of which David Marshall is the sole member.
(7)  Held by reporting person directly.
(8)  Based on 59,575,194 shares outstanding at 12/31/06 as reported in the Issuer’s Form 10-K filed on 4/15/08.
(9)  Based on 59,575,194 shares outstanding at 12/31/07 as reported in the Issuer’s Form 10-K filed on 4/15/08.
(10)  Based on 65,643,901 shares outstanding at 12/31/08 as reported in the Issuer’s Form 10-K filed on 4/15/09.
(11)  Based on 69,563,901 shares outstanding on 5/15/09 as reported in the Issuer’s Form 10-Q filed on 5/20/09.